Form 6-K
Securities and Exchange Commission
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For March 13, 2007
Gallaher Group Plc
(Translation of registrant’s name into English)
Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
82

Shares Sold
On Monday 12 March 2007, Nigel Dunlop, a Director, informed Gallaher Group Plc that on that day a connected person had sold 3,506 ordinary 10p shares in the Company, on the London Stock Exchange at a price of £11.305.
Following this sale, and taking into account the vesting of the 2004-2006 Long Term Incentive Plans shown below, Mr Dunlop has a beneficial interest in 85,891 ordinary 10p shares in the Company.
On Monday 12 March 2007, Jon Moxon, a Person Discharging Managerial Responsibility, informed Gallaher Group Plc that on 9 March 2007 a connected person had sold 180 ordinary 10p shares in the Company, on the London Stock Exchange at a price of £11.295.
Vesting of 2004-2006 Long Term Incentive Plans
The Company has been notified that contingent awards under the company’s two long-term incentive plans have vested as below. Where the number of shares sold to settle income tax and national or social insurance is zero, the individual elected to settle their liability by cash. The awards vested on 9 March 2007.

	Shares Vesting
				Shares Sold
	Performance	Deferred		to settle Tax	Shares
	Share Plan	Bonus Plan	Total	and NIC	Retained
Directors
Nigel Dunlop	36,838	10,957	47,795	(19,597)	28,198
Neil England	see below	14,244	14,244	(5,841)	8,403
Stewart Hainsworth	see below	5,351	5,351	0	5,351
Nigel Northridge	87,072	29,157	116,229	(47,655)	68,574
Mark Rolfe	53,583	16,217	69,800	(28,619)	41,181
Persons Discharging Managerial Responsibility
Claire Jenkins	12,044	4,287	16,331	(6,697)	9,634
Barry Jenner	16,237	5,933	22,170	(9,091)	13,079
Tom Keevil	36,838	4,929	41,767	(17,125)	24,642
Jon Moxon	14,274	4,973	19,247	(7,892)	11,355
Eddy Pirard	13,828	4,885	18,713	(7,678)	11,035
Suhail Saad	15,033	4,734	19,767	0	19,767
Yann Tardif	14,720	5,316	20,036	(9,027)	11,009

Each of Messrs England and Hainsworth have elected, in accordance with the Performance Share Plan rules, to receive an option certificate allowing them to acquire the vested shares at any time within seven years from 8 March 2007. The number of shares under option are:
Neil England                 46,215 shares
Stewart Hainsworth       17,843 shares

REPORT OF FOREIGN PRIVATE ISSUER
Securities and Exchange Commission
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)
	By:	/s/ Robin Miller
Name: Robin Miller
Date: March 13, 2007		Title: Deputy Company Secretary